UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number: 811-01884

ENDOWMENTS
(Exact name of registrant as specified in charter)

P.O. Box 7650, One Market, Steuart Tower, San Francisco, California 94120-7650
 (address of principal executive offices) (Zip Code)

Registrant's Telephone Number, Including Area Code - (415) 421-9360

[logo - Capital Research and ManagementSM]

Endowments

Investments for nonprofit institutions

Annual report for the year ended July 31, 2006

EndowmentsSM

Endowments is managed by Capital Research and Management Company,SM which also manages the 29 American Funds.® The American Funds organization ranks among the nation’s three largest mutual fund families. For nearly 75 years, Capital Research has invested with a long-term focus based on thorough research and attention to risk.

Growth and Income Portfolio seeks to provide long-term growth of principal, with income and preservation of capital as secondary objectives, primarily through investments in common stocks.

Bond Portfolio seeks to provide as high a level of current income as is consistent with the preservation of capital through investments in fixed-income securities.

Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share prices and returns will vary, so investors may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For current information and month-end results, visit americanfunds.com/endowments.

Here are returns on a $1,000 investment with all distributions reinvested for periods ended June 30, 2006 (the most recent calendar quarter):

	1 year	5 years	10 years
Growth and Income Portfolio
Average annual total return	—	+5.85%	+10.02%
Cumulative total return	+6.48%	+32.89%	+159.86%
Bond Portfolio
Average annual total return	—	+5.55%	+6.23%
Cumulative total return	+0.18%	+31.00%	+82.95%

The funds’ investment adviser waived 5% of its management fees from September 1, 2004, through March 31, 2005, and increased the waiver to 10% on April 1, 2005. Fund results shown reflect the waiver, without which they would have been lower. Please see the Financial Highlights tables on page 17 for details.

Bond Portfolio’s 30-day yield as of August 31, 2006, calculated in accordance with the Securities and Exchange Commission formula, was 5.25%, which reflects a fee waiver (5.20% without the fee waiver).

The return of principal in the Bond Portfolio is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying bonds owned by the fund.

[Begin Sidebar]
Results at a glance
(for full fiscal years ending 7/31/76-7/31/06)

	Growth and Income Portfolio	Bond Portfolio

1976	+27.7%	+12.1%
1977	+6.4	+12.6
1978	+10.4	+0.7
1979	+10.1	+7.0
1980	+17.2	+3.6
1981	+15.3	-4.5
1982	-3.8	+18.4
1983	+56.0	+23.9
1984	-0.4	+7.9
1985	+30.5	+20.6
1986	+25.4	+21.0
1987	+20.2	+4.4
1988	-2.4	+8.6
1989	+23.2	+13.7
1990	+4.1	+6.9
1991	+15.0	+10.8
1992	+15.7	+18.7
1993	+10.0	+11.7
1994	+2.8	-1.4
1995	+18.6	+8.0
1996	+13.2	+6.3
1997	+38.4	+10.8
1998	+9.1	+6.7
1999	+18.2	+1.7
2000	-3.3	+5.1
2001	+18.2	+12.7
2002	-8.6	+2.8
2003	+10.2	+10.6
2004	+13.8	+6.4
2005	+10.3	+5.1
2006	+4.6	+1.9
Average annual
total return*	+13.0%	+8.7%

*From July 26, 1975, when Capital Research and Management Company became the investment adviser of the funds’ assets, through July 31, 2006.

Results show total returns measuring capital appreciation and income return, assuming reinvestment of dividends and capital gain distributions.
[End Sidebar]

Dear shareholders:

We are pleased to report to you at the close of our 2006 fiscal year.

Growth and Income Portfolio
For the 12 months ended July 31, 2006, the value of an investment in the Growth and Income Portfolio rose 4.6%.* Over the same period, the unmanaged Standard & Poor’s 500 Composite Index gained 5.4% and the Lipper Growth & Income Funds Index rose 7.4%.

*All percentage gain/loss figures used throughout this letter include reinvestment of distributions.

In many respects, the trends evident in the prior fiscal year continued into the current year. The price of oil rose again, reaching more than $75 a barrel at fiscal year-end. This, combined with a relatively strong economy, caused inflation to rise above 4%. In response, the Federal Reserve continued to raise the federal funds rate, which currently stands at 5.25%. These factors created an environment in which it was difficult for investors to earn a real return, after inflation, in any asset class.

Given this background, it was somewhat surprising that the economy remained quite strong. Real Gross Domestic Product rose approximately 3.5% during the 12-month period. As a result, corporate profitability and dividend growth remained excellent, with corporate profit margins at or near record levels. We would expect to see some slowing in economic growth that may well be accompanied by pressure on corporate profit margins.

Within the portfolio, our oil stocks performed well. Top 10 holdings ExxonMobil and Chevron both showed double-digit gains. In addition, our non-U.S. holdings did quite well as weakness of the dollar and strong foreign markets had a favorable impact. On the negative side, our holdings in both the retail and technology sectors were clear disappointments.

During the period, we added to our information technology, health care and energy holdings. Information technology remains the largest sector in the portfolio at 15.4%. These additions were funded in part by a reduction in our exposure to industrial stocks from 9.1% of the portfolio at the beginning of the year to 6.5%.

The portfolio’s relative results over the past two years have not met our expectations. This is attributable to the underperformance of many of the stocks of large, well-established companies. This class of stocks became extremely overvalued in the late 1990s when we owned very few of them. As noted in last year’s report, we began acquiring positions in many of these equities in recent years as they began to meet our valuation criteria. Consistent with our research-driven process, we have continued to add to them during this period of weakness and believe that they offer significant potential for long-term investors. As you can see on page 4, this disciplined approach has served the portfolio well over many years.

The percentage of assets invested in equities was 86% at July 31, down from 89% at the beginning of the fiscal year. The remainder was held in interest-bearing cash equivalents.

Bond Portfolio
For the 12 months ended July 31, 2006, the value of an investment in the Bond Portfolio rose 1.9%. During the period, the unmanaged Lehman Brothers Aggregate Bond Index reported a gain of 1.5%, while the return for the Lipper Corporate Debt A-Rated Funds Average was 0.8%.

Throughout the year, the Federal Reserve maintained its policy of measured tightening, raising the federal funds rate a quarter point at each of its scheduled meetings. Since June 2004, the Fed has hiked this overnight lending rate 17 times, bringing it to 5.25% by the close of the fiscal year. These moves constitute the longest uninterrupted streak of increases by the Fed in more than a decade. At its August 2006 meeting, after the close of the fiscal year, the Fed paused, but cautioned the market that additional increases may still be necessary if inflation continues to rise.

The combination of Fed rate hikes and inflation pressures lifted bond yields across the maturity spectrum and broadly dampened returns. Though yields rose across all maturities, short-term bond prices were less impacted, resulting in higher overall returns than either intermediate- or long-term bonds provided. The fund’s shorter portfolio structure contributed to better comparative results for the fiscal year. By the end of the fiscal year, however, the average maturity of the portfolio had been extended moderately to 6.0 years from 5.3 years.

The Bond Portfolio only invests in bonds with an investment-grade rating (BBB or better) at time of purchase. About 37% of portfolio holdings were rated AAA at year-end, up from 32% a year ago. For the year, AAA-rated bonds produced slightly better returns than other investment-grade categories. Bonds in this category include portfolio holdings in mortgage- and asset-backed securities, two sectors of the market that held up well as others weakened.

The Bond Portfolio has a significant exposure to corporate bonds, totaling 46% of fund assets. In a period during which corporates produced mixed results, our research analysts found pockets of strength that benefited the portfolio. Additionally, we remain encouraged by the substantial progress that many corporations have made over the past five years in reducing leverage and repairing balance sheets. We believe our corporate holdings are fundamentally solid, offering good long-term values and an important source of income.

In total, the Bond Portfolio held roughly 95% of assets in fixed-income obligations at the close of the fiscal year, about the same as that of last year. The balance was held in interest-bearing cash equivalents.

Though bond prices have weakened somewhat during the past year, our outlook remains positive. We look for new opportunities whenever the market softens and focus our research on the long-term viability of the obligations we buy. This perspective has helped to limit volatility in the Bond Portfolio and produce results that serve the long-term needs of nonprofit shareholders.

Cordially,

/s/ Robert G. O'Donnell

Robert G. O’Donnell
Vice Chairman of the Board and Principal Executive Officer

/s/ John H. Smet

John H. Smet
President

September 14, 2006

For current information about the fund, visit americanfunds.com/endowments.

The value of a long-term perspective

(Growth of a $50,000 investment under Capital Research and Management Company’s stewardship, 7/26/75-7/31/06)

Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share prices and returns will vary, so investors may lose money. For current information and month-end results, visit americanfunds.com/endowments.

Growth and Income Portfolio

Average annual total returns based on a $1,000 investment
(for periods ended July 31, 2006)*

Lifetime	+13.0%[1]
10 years	+10.4
5 years	+5.8
1 year	+4.6

*Assumes reinvestment of all distributions.

Year ended July 31	Growth and Income Portfolio	Lipper Growth & Income Funds Index	Standard & Poor’s 500 Composite Index with dividends reinvested

07/25/75	$50,000	$50,000	$50,000
07/31/75	49,770	50,000	49,871
07/31/76	63,476	60,735	60,467
07/31/77	67,590	62,434	60,350
07/31/78	74,525	69,272	64,777
07/31/79	82,131	77,106	70,508
07/31/80	96,277	95,121	87,260
07/31/81	110,942	108,452	98,601
07/31/82	106,860	98,876	85,511
07/31/83	166,726	154,488	136,183
07/31/84	166,164	146,807	132,141
07/31/85	216,743	193,372	174,975
07/31/86	272,165	243,630	224,681
07/31/87	326,898	319,222	312,963
07/31/88	319,361	296,921	276,178
07/31/89	393,517	375,359	364,261
07/31/90	409,757	381,311	387,824
07/31/91	471,346	423,790	437,201
07/31/92	545,557	476,028	493,020
07/31/93	600,375	539,269	535,967
07/31/94	617,007	572,677	563,582
07/31/95	731,592	688,356	710,508
07/31/96	828,273	778,692	828,122
07/31/97	1,146,319	1,122,337	1,259,661
07/31/98	1,250,106	1,247,665	1,502,488
07/31/99	1,477,738	1,410,710	1,806,129
07/31/00	1,428,818	1,438,119	1,968,146
07/31/01	1,689,291	1,407,164	1,686,257
07/31/02	1,544,010	1,138,044	1,288,040
07/31/03	1,701,152	1,244,809	1,425,050
07/31/04	1,936,007	1,420,204	1,612,612
07/31/05	2,136,028	1,640,110	1,839,094
07/31/06	2,234,591	1,761,639	1,937,955

Bond Portfolio

Average annual total returns based on a $1,000 investment
(for periods ended July 31, 2006)*

Lifetime	+8.7%[1]
10 years	+6.3
5 years	+5.3
1 year	+1.9

*Assumes reinvestment of all distributions.

Year ended July 31	Bond Portfolio	Lipper A-Rated Bond Funds Index[3]	Lehman Brothers Aggregate Bond Index[3]

07/25/75	$50,000	$50,000	$50,000
07/31/75	50,064	50,000	50,000
07/31/76	56,123	57,578	56,105
07/31/77	63,169	64,446	62,334
07/31/78	63,633	65,992	63,680
07/31/79	68,078	70,210	67,930
07/31/80	70,604	70,659	69,012
07/31/81	67,372	66,985	65,554
07/31/82	79,771	79,063	79,021
07/31/83	98,881	98,844	96,331
07/31/84	106,746	105,442	104,703
07/31/85	128,775	130,480	129,741
07/31/86	155,776	156,163	157,625
07/31/87	162,649	162,434	164,746
07/31/88	176,667	174,776	177,215
07/31/89	200,841	200,501	204,164
07/31/90	214,609	210,832	218,597
07/31/91	237,739	231,705	241,994
07/31/92	282,164	270,025	277,755
07/31/93	315,292	300,822	305,993
07/31/94	310,743	297,037	306,282
07/31/95	335,522	326,853	337,244
07/31/96	356,493	343,628	355,926
07/31/97	395,089	383,070	394,231
07/31/98	421,544	411,045	425,252
07/31/99	428,913	414,065	435,839
07/31/00	450,928	432,980	461,838
07/31/01	508,076	486,326	520,453
07/31/02	522,431	511,463	559,661
07/31/03	578,001	542,538	589,979
07/31/04	614,794	569,562	618,527
07/31/05	645,989	600,016	648,161
07/31/06	658,520	604,820	657,616

1 From 7/26/75, when Capital Research and Management Company became the investment adviser, through 7/31/06.
2 The share value dipped below the $50,000 mark briefly in fiscal 1975 and 1976.
3 Lehman Brothers Aggregate Bond Index and Lipper A-Rated Bond Funds Index did not exist until 12/31/75. For the period from 7/31/75 to 12/31/75, the Lehman Brothers Government/Credit Bond Index was used.

All results calculated with dividends and capital gains reinvested.
Sales charges do not apply to the Growth and Income Portfolio or the Bond Portfolio.
The market indexes are unmanaged.
The results shown are before taxes on fund distributions and sale of fund shares.

Summary investment portfolio

The following summary investment portfolio is designed to streamline the report and help investors better focus on a fund’s principal holdings. For details on how to obtain a complete schedule of portfolio holdings, please see the inside back cover.

Growth and Income Portfolio, July 31, 2006

[begin pie chart]
Information technology	15.35%
Health care	12.94
Consumer staples	12.70
Financials	11.69
Short-term securities & other assets less liabilities	14.34
Energy	9.48
Consumer discretionary	9.40
Industrials	6.49
Materials	3.29
Telecommunication services	1.65
Convertible securities	0.77
Miscellaneous	1.90
[end pie chart]

			Percent
		Market	of net
Common stocks - 84.89%	Shares	value	assets

Information technology - 15.35%
Microsoft Corp.	146,000	$3,508,380	3.38%
Oracle Corp. (1)	160,000	2,395,200	2.30
Intel Corp.	125,000	2,250,000	2.17
Nokia Corp. (ADR)	78,000	1,548,300	1.49
Cisco Systems, Inc. (1)	77,000	1,374,450	1.32
Texas Instruments Inc.	28,000	833,840.80
Other securities		4,040,050	3.89
		15,950,220	15.35

Health care - 12.94%
Medtronic, Inc.	48,000	2,424,960	2.33
Roche Holding AG	8,000	1,423,811	1.37
Eli Lilly and Co.	24,000	1,362,480	1.31
Merck & Co., Inc.	25,000	1,006,750.97
Novo Nordisk A/S, Class B	15,000	924,436.89
Medco Health Solutions, Inc. (1)	15,000	889,950.86
Johnson & Johnson	14,000	875,700.84
Abbott Laboratories	15,000	716,550.69
Other securities		3,826,506	3.68
		13,451,143	12.94

Consumer staples - 12.70%
Altria Group, Inc.	35,000	2,798,950	2.69
Wal-Mart Stores, Inc.	53,000	2,358,500	2.27
PepsiCo, Inc.	32,000	2,028,160	1.95
Walgreen Co.	22,000	1,029,160.99
L'Oréal SA	10,000	1,001,806.96
Coca-Cola Co.	20,000	890,000.86
WD-40 Co.	26,000	847,860.82
Other securities		2,242,155	2.16
		13,196,591	12.70

Financials - 11.69%
Wells Fargo & Co.	30,000	2,170,200	2.09
Berkshire Hathaway Inc., Class A (1)	20	1,832,000	1.76
American International Group, Inc.	25,000	1,516,750	1.46
Bank of America Corp.	22,000	1,133,660	1.09
American Express Co.	21,000	1,093,260	1.05
U.S. Bancorp	28,000	896,000.86
Wachovia Corp.	15,000	804,450.77
SunTrust Banks, Inc.	10,000	788,700.76
Other securities		1,918,203	1.85
		12,153,223	11.69

Energy - 9.48%
Exxon Mobil Corp.	50,000	3,387,000	3.26
Royal Dutch Shell PLC, Class A (ADR)	33,000	2,336,400	2.25
Chevron Corp.	35,000	2,302,300	2.21
ConocoPhillips	15,000	1,029,600.99
Other securities		802,200.77
		9,857,500	9.48

Consumer discretionary - 9.40%
Target Corp.	40,000	1,836,800	1.77
Lowe's Companies, Inc.	54,000	1,530,900	1.47
Walt Disney Co.	48,000	1,425,120	1.37
Time Warner Inc.	78,000	1,287,000	1.24
E.W. Scripps Co., Class A	18,000	769,140.74
Other securities		2,917,612	2.81
		9,766,572	9.40

Industrials - 6.49%
Lockheed Martin Corp.	23,000	1,832,640	1.76
Caterpillar Inc.	20,000	1,417,400	1.36
Avery Dennison Corp.	15,000	879,450.85
General Electric Co.	25,000	817,250.79
Other securities		1,794,920	1.73
		6,741,660	6.49

Materials - 3.29%
Air Products and Chemicals, Inc.	13,000	831,090.80
Other securities		2,591,190	2.49
		3,422,280	3.29

Telecommunication services - 1.65%
Other securities		1,716,246	1.65

Miscellaneous - 1.90%
Other common stocks in initial period of acquisition		1,973,520	1.90

Total common stocks (cost: $75,706,994)		88,228,955	84.89

	Principal		Percent
	amount	Market	of net
Convertible securities - 0.77%	(000)	value	assets

Information technology - 0.77%
Lucent Technologies Inc. 8.00% convertible notes 2031	$800	805,000.77

Total convertible securities (cost: $819,630)		805,000.77

	Principal		Percent
	amount	Market	of net
Short-term securities - 14.20%	(000)	value	assets

Fannie Mae 5.07%-5.18% due 8/28-8/30/2006	$3,000	2,987,494	2.87
Kimberly-Clark Worldwide Inc. 5.22% due 8/7/2006 (2)	1,400	1,398,577	1.35
Park Avenue Receivables Co., LLC 5.34% due 8/29/2006 (2)	1,200	1,194,836	1.15
Federal Home Loan Bank 5.02% due 8/4/2006	1,100	1,099,384	1.06
CAFCO, LLC 5.37% due 9/21/2006 (2)	1,100	1,091,846	1.05
Harley-Davidson Funding Corp. 5.10% due 8/3/2006 (2)	1,000	999,574.96
Abbott Laboratories 5.21% due 8/8/2006 (2)	950	948,899.91
E.I. duPont de Nemours and Co. 5.21% due 8/8/2006 (2)	900	898,957.87
Hewlett-Packard Co. 5.29% due 8/23/2006 (2)	900	896,958.86
Three Pillars Funding, LLC 5.29% due 8/1/2006 (2)	800	799,882.77
Scripps (E.W.) Co. 5.30% due 9/19/2006 (2)	800	794,108.76
Variable Funding Capital Corp. 5.28% due 8/11/2006 (2)	750	748,788.72
Coca-Cola Co. 5.22% due 8/14/2006	500	498,983.48
Ranger Funding Co. LLC 5.33% due 8/22/2006 (2)	401	399,693.39

Total short-term securities (cost: $14,757,561)		14,757,979	14.20

Total investment securities (cost: $91,284,185)		103,791,934	99.86
Other assets less liabilities		141,986.14

Net assets		$103,933,920	100.00%

"Miscellaneous" securities include holdings in their initial period of acquisition that have not previously been publicly disclosed.
"Other securities" includes all issues that are not disclosed separately in the summary investment portfolio.

The following footnotes apply to either the individual securities noted or one or more of the securities aggregated and listed as a single line item.

(1) Security did not produce income during the last 12 months.
(2) Purchased in a private placement transaction; resale may be limited to qualified institutional buyers; resale to the public may require registration. The total value of all such restricted securities, including those in "Other securities" in the summary investment portfolio, was $10,172,118, which represented 9.79% of the net assets of the fund.  Certain restricted securities may nonetheless trade actively among eligible investors.

ADR = American Depositary Receipts

See Notes to Financial Statements

Summary investment portfolio

The following summary investment portfolio is designed to streamline the report and help investors better focus on a fund’s principal holdings. For details on how to obtain a complete schedule of portfolio holdings, please see the inside back cover.

Bond Portfolio, July 31, 2006

[begin pie chart]
Mortgage- and asset-backed obligations	23.33%
U.S. government & government agency bonds & notes	14.69
Municipals	1.61
Non-U.S. government bonds & notes	0.37
Preferred securities	8.33
Short-term securities & other assets less liabilities	5.24
Financials	21.98	>
Industrials	5.39	>
Telecommunication services	4.70	>
Consumer discretionary	4.56	>
Utilities	4.37	> Corporate bonds & notes	46.43%
Materials	1.65	>
Energy	1.35	>
Health care	1.19	>
Consumer staples	0.62	>
Information technology	0.62	>
[end pie chart]

	Principal	Market	Percent
	amount	value	of net
Bonds & notes - 86.43%	(000)		assets

Corporate bonds & notes - 46.43%

Financials - 21.98%
Residential Capital Corp.:
6.607% 2009 (1)	$300	$301,068
6.375% 2010	250	249,370
General Motors Acceptance Corp.:
7.25% 2011	455	446,457
7.431%-7.75% 2010-2014 (1)	495	491,163	2.47%
Washington Mutual, Inc.:
5.737% 2012 (1)	650	648,840
5.625% 2007	250	250,120
Washington Mutual Preferred Funding I Ltd. 6.534% (undated) (1) (2)	300	292,011	1.98
Ford Motor Credit Co.:
7.875% 2010	650	612,043
7.375% 2009	150	141,590	1.25
ILFC E-Capital Trust I 5.90% 2065 (1) (2)	355	351,580
American General Finance Corp., Series I, 5.40% 2015	250	241,422
AIG SunAmerica Global Financing VII 5.85% 2008 (2)	125	126,013	1.19
Hospitality Properties Trust:
6.30% 2016	400	400,652
6.75% 2013	215	222,681	1.04
Development Bank of Singapore Ltd. 7.875% 2009 (2)	250	264,835
DBS Bank Ltd. 5.98% 2021 (1) (2)	250	251,050.86
TuranAlem Finance BV 8.50% 2015 (2)	400	405,000.67
SocGen Real Estate Co. LLC, Series A, 7.64% (undated) (1) (2)	375	383,473.64
Lincoln National Corp. 7.00% 2066 (1)	360	366,218.61
JPM Capital Trust I, cumulative capital securities trust, 7.54% 2027	345	363,723.60
Resona Bank, Ltd. 5.85% (undated) (1) (2)	375	357,297.59
Lazard Group LLC 7.125% 2015	315	321,955.54
Other securities		5,748,310	9.54
		13,236,871	21.98

Industrials - 5.39%
Continental Airlines, Inc.:
Series 2001-1, Class A-2, 6.503% 2011 (3)	385	387,472
6.648%-7.707% 2019-2022 (3)	348	358,862	1.24
BAE SYSTEMS 2001 Asset Trust, Series 2001, Class G, MBIA insured, 6.664% 2013 (2) (3)	340	352,670.58
American Airlines, Inc., Series 2001-2, Class A-1, 6.978% 2012 (3)	324	331,189.55
Other securities		1,817,880	3.02
		3,248,073	5.39

Telecommunication services - 4.70%
AT&T Wireless Services, Inc.:
8.125% 2012	500	554,701
7.875% 2011	100	108,599	1.10
Nextel Communications, Inc.:
Series E, 6.875% 2013	500	506,072
Series D, 7.375% 2015	150	153,829	1.10
Other securities		1,505,072	2.50
		2,828,273	4.70

Consumer discretionary - 4.56%
DaimlerChrysler North America Holding Corp. 8.00% 2010	600	641,704	1.07
Other securities		2,101,868	3.49
		2,743,572	4.56

Utilities - 4.37%
Homer City Funding LLC 8.734% 2026 (3)	295	331,897.55
Exelon Generation Co., LLC 6.95% 2011	300	314,652.52
Other securities		1,988,144	3.30
		2,634,693	4.37

Materials - 1.65%
Norske Skogindustrier ASA 7.625% 2011 (2)	500	509,781.85
Other securities		483,724.80
		993,505	1.65

Energy - 1.35%
Tengizchevroil Finance Co. S.àr.l., Series A, 6.124% 2014 (2) (3)	300	295,875.49
Other securities		515,308.86
		811,183	1.35

Health care - 1.19%
Other securities		714,526	1.19

Consumer staples - 0.62%
Other securities		374,772.62

Information technology - 0.62%
Other securities		371,589.62

Mortgage- and asset-backed obligations (3) - 23.33%
Fannie Mae:
5.50% 2036	454	440,791
6.00%-12.01% 2010-2041 (1)	1,288	1,320,454	2.92
Government National Mortgage Assn.:
6.00% 2036	875	873,731
8.50%-10.00% 2008-2020	55	61,901	1.55
Countrywide Alternative Loan Trust 5.143%-6.00% 2035-2036 (1)	822	809,786	1.34
Freddie Mac 0%-8.75% 2008-2036	806	735,171	1.22
ARG Funding Corp.:
Series 2005-2, Class A-1, AMBAC insured, 4.54% 2009 (2)	500	493,184
Series 2005-1, Class A-3, MBIA insured, 4.29% 2011 (2)	250	240,681	1.22
GMAC Mortgage Loan Trust, Series 2006-AR1, Class 2-A-1, 5.653% 2036 (1)	486	481,984.80
Morgan Stanley Capital I, Inc., Series 1998-HF2, Class A-2, 6.48% 2030	423	429,186.71
Chase Commercial Mortgage Securities Corp., Series 1998-2, Class A-2, 6.39% 2030	353	358,421.60
Residential Funding Mortgage Securities I, Inc., Series 2004-SA1, Class A-II, 4.325% 2034 (1)	344	334,769.56
Crown Castle Towers LLC, Series 2005-1, Class D, 5.612% 2035 (2)	325	320,589.53
SBA CMBS Trust, Series 2005-1, Class D, 6.219% 2035 (2)	320	318,967.53
L.A. Arena Funding, LLC, Series 1, Class A, 7.656% 2026 (2)	290	308,516.51
Other securities		6,525,050	10.84
		14,053,181	23.33

U.S. government & government agency bonds & notes - 14.69%
U.S. Treasury:
3.625% 2009 (4)	1,125	1,085,535
14.00% 2011	450	461,461
4.25% 2013	1,600	1,535,504
12.50% 2014	1,200	1,454,628
11.25% 2015	800	1,145,752
4.50% 2036	2,475	2,260,368	13.19
Fannie Mae 5.25% 2007	500	498,975.83
Freddie Mac 5.50% 2011	400	403,988.67
		8,846,211	14.69

Municipals - 1.61%
State of California, Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-backed Bonds, Series 2003-A-1, 6.25% 2033	325	355,417.59
Other securities		612,546	1.02
		967,963	1.61

Non-U.S. government bonds & notes - 0.37%
Other securities		225,315.37

Total bonds & notes (cost: $53,236,150)		52,049,727	86.43

			Percent
		Market	of net
Preferred securities - 8.33%	Shares	value	assets

Financials - 8.33%
BNP U.S. Funding LLC, Series A, 7.738% noncumulative preferred (1) (2)	375,000	384,356
BNP Paribas 5.186% noncumulative (1) (2)	300,000	277,775
BNP Paribas Capital Trust 9.003% noncumulative trust preferred (1) (2)	150,000	167,500	1.38
Fannie Mae, Series O, 7.625% preferred (1) (2)	15,000	810,000	1.35
HSBC Capital Funding LP, Series 1, 9.547% noncumulative step-up perpetual preferred (1) (2)	400,000	451,231.75
Fuji JGB Investment LLC, Series A, 9.87% noncumulative preferred (1) (2)	360,000	386,465.64
Deutsche Bank Capital Funding Trust I, 7.872% (1) (2)	300,000	315,640.52
Resona Preferred Global Securities (Cayman) Ltd. 7.191% (2)	250,000	255,123.42
DBS Capital Funding Corp., Series A, 7.657% noncumulative guaranteed preference shares (1) (2)	125,000	134,332.23
Other securities		1,832,630	3.04

Total preferred securities (cost: $4,925,404)		5,015,052	8.33

	Principal	Market	Percent
	amount	value	of net
Short-term securities - 5.39%	(000)		assets

Becton, Dickinson and Co. 5.22% due 8/7/2006	$1,000	998,985	1.66
Caterpillar Inc. 5.24% due 8/1/2006 (2)	900	899,869	1.49
Hewlett-Packard Co. 5.25% due 8/9/2006 (2)	850	848,884	1.41
E.I. duPont de Nemours and Co. 5.23% due 8/4/2006 (2)	500	499,710.83

Total short-term securities (cost: $3,247,448)		3,247,448	5.39

Total investment securities (cost: $61,409,002)		60,312,227	100.15
Other assets less liabilities		(92,339)	(0.15)

Net assets		$60,219,888	100.00%

"Other securities" includes all issues that are not disclosed separately in the summary investment portfolio.

The following footnotes apply to either the individual securities noted or one or more of the securities aggregated and listed as a single line item.

(1) Coupon rate may change periodically.
(2) Purchased in a private placement transaction; resale may be limited to qualified institutional buyers; resale to the public may require registration. The total value of all such restricted securities, including those in "Other securities" in the summary investment portfolio, was $16,408,589, which represented 27.25% of the net assets of the fund. Certain restricted securities may nonetheless trade actively among eligible investors.

(3) Pass-through securities backed by a pool of mortgages or other loans on which principal payments are periodically made. Therefore, the effective maturities are shorter than the stated maturities.
(4) This security, or a portion of this security, has been segregated to cover funding requirements on investment transactions settling in the future.

See Notes to Financial Statements

Financial statements

Statements of assets and liabilities
at July 31, 2006

	Growth and Income	Bond
	Portfolio	Portfolio

Assets:
Investment securities at market (cost: $91,284,185 and $61,409,002, respectively)	$103,791,934	$60,312,227
Cash	108,113	136,914
Receivables for:
Sales of investments	65,750	200
Sales of fund's shares	23,162	43,015
Dividends and interest	90,407	772,115
Total assets	104,079,366	61,264,471

Liabilities:
Payables for:
Purchases of investments	100,599	1,016,123
Investment advisory services	39,146	22,866
Other fees and expenses	5,701	5,594
Total liabilities	145,446	1,044,583
Net assets at July 31, 2006	$103,933,920	$60,219,888

Net assets consist of:
Capital paid in on shares of beneficial interest	$87,453,649	$62,391,077
Undistributed (distributions in excess of) net investment income	361,939	(371,282)
Undistributed (accumulated) net realized gain (loss)	3,610,377	(703,254)
Net unrealized appreciation (depreciation)	12,507,955	(1,096,653)
Net assets at July 31, 2006	$103,933,920	$60,219,888

Shares of beneficial interest issued and outstanding - unlimited shares authorized
Shares outstanding	6,996,366	3,767,196
Net asset value per share	$14.86	$15.99

See Notes to Financial Statements

Statements of operations
for the year ended July 31, 2006

	Growth and Income Portfolio	Bond Portfolio
Investment income:
Income:
Dividends (net of non-U.S. taxes of $16,660 on Growth and Income Portfolio)	$1,695,185	$96,084
Interest	579,053	3,303,476
Total income	2,274,238	3,399,560

Fees and expenses:
Investment advisory services	510,774	296,578
Transfer agent services	488	424
Reports to shareholders	11,793	6,970
Registration statement and prospectus	26,397	23,557
Trustees' compensation	76,138	44,945
Trustees' travel expenses	24,883	14,582
Auditing	40,012	40,004
Legal	28,091	28,091
Custodian	1,357	1,086
Other	10,313	10,105
Total fees and expenses before waiver	730,246	466,342
Less waiver of fees and expenses:
Investment advisory services	51,077	29,658
Total fees and expenses after waiver	679,169	436,684
Net investment income	1,595,069	2,962,876

Net realized gain andunrealized depreciation on investments and non-U.S. currency:
Net realized gain (loss) on:
Investments	3,724,598	(47,111)
Non-U.S. currency transactions	(46,825)	203,318
	3,677,773	156,207
Net unrealized (depreciation) appreciation on:
Investments	(951,196)	(2,028,748)
Non-U.S. currency translations	864	1,314
	(950,332)	(2,027,434)
Net realized gain and
unrealized depreciation on investments and non-U.S. currency	2,727,441	(1,871,227)
Net increase in net assets resulting from operations	$4,322,510	$1,091,649

See Notes to Financial Statements

GROWTH AND INCOME PORTFOLIO

Statements of changes in net assets

	Year ended	Year ended
	July 31,	July 31,
	2006	2005
Operations:
Net investment income	$1,595,069	$1,592,287
Net realized gain on investments and non-U.S. currency transactions	3,677,773	4,312,507
Net unrealized (depreciation) appreciation on investments and non-U.S. currency translations	(950,332)	3,705,885
Net increase in net assets resulting from operations	4,322,510	9,610,679

Dividends and distributions paid to shareholders:
Dividends from net investment income	(1,573,538)	(1,400,093)
Distributions from net realized gain on investments	(3,411,060)	(2,564,054)
Total dividends and distributions paid to shareholders	(4,984,598)	(3,964,147)

Capital share transactions	(1,714,131)	10,635,416

Total (decrease) increase in net assets	(2,376,219)	16,281,948

Net assets:
Beginning of year	106,310,139	90,028,191
End of year (including undistributed
net investment income: $361,939 and $342,356, respectively)	$103,933,920	$106,310,139

BOND PORTFOLIO

Statements of changes in net assets

	Year ended	Year ended
	July 31,	July 31,
	2006	2005
Operations:
Net investment income	$2,962,876	$2,916,766
Net realized gain on investments and non-U.S. currency transactions	156,207	604,275
Net unrealized depreciation on investments and non-U.S. currency translations	(2,027,434)	(468,296)
Net increase in net assets resulting from operations	1,091,649	3,052,745

Dividends paid to shareholders from net investment income	(3,392,290)	(3,464,879)

Capital share transactions	(2,252,490)	5,960,099

Total (decrease) increase in net assets	(4,553,131)	5,547,965

Net assets:
Beginning of year	64,773,019	59,225,054
End of year (including distributions in excess of
net investment income: $(371,282) and $(363,031), respectively)	$60,219,888	$64,773,019

See Notes to Financial Statements

Notes to financial statements

1.	Organization and significant accounting policies

Organization - Endowments (the "trust") is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company and has initially issued two series of shares, Growth and Income Portfolio and Bond Portfolio (the "funds"). Growth and Income Portfolio seeks to provide long-term growth of principal, with income and preservation of capital as secondary objectives, primarily through investments in common stocks. Bond Portfolio seeks to provide as high a level of current income as is consistent with the preservation of capital through investments in fixed-income securities.

Significant accounting policies - The financial statements have been prepared to comply with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the trust:

Security valuation - Equity securities are valued at the official closing price of, or the last reported sale price on, the exchange or market on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. Prices for each security are taken from the principal exchange or market in which the security trades. Fixed-income securities, including short-term securities purchased with more than 60 days left to maturity, are valued at prices obtained from an independent pricing service when such prices are available. However, where the investment adviser deems it appropriate, such securities will be valued at the mean quoted bid and asked prices (or bid prices, if asked prices are not available) or at prices for securities of comparable maturity, quality and type. Securities with both fixed-income and equity characteristics, or equity securities traded principally among fixed-income dealers, are valued in the manner described above for either equity or fixed-income securities, depending on which method is deemed most appropriate by the investment adviser. Short-term securities purchased within 60 days to maturity are valued at amortized cost, which approximates market value. The value of short-term securities originally purchased with maturities greater than 60 days is determined based on an amortized value to par when they reach 60 days or less remaining to maturity. The ability of the issuers of the debt securities held by the funds to meet their obligations may be affected by economic developments in a specific industry, state or region. Securities and other assets for which representative market quotations are not readily available or are considered unreliable are fair valued as determined in good faith under procedures adopted by authority of the trust's board of trustees. Various factors may be reviewed in order to make a good faith determination of a security’s fair value. These factors include, but are not limited to, the type and cost of the security; contractual or legal restrictions on resale of the security; relevant financial or business developments of the issuer; actively traded similar or related securities; conversion or exchange rights on the security; related corporate actions; significant events occurring after the close of trading in the security; and changes in overall market conditions.

Security transactions and related investment income - Security transactions are recorded by the funds as of the date the trades are executed with brokers. Realized gains and losses from security transactions are determined based on the specific identified cost of the securities. In the event a security is purchased with a delayed payment date, the fund will segregate liquid assets sufficient to meet its payment obligations. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis. Market discounts, premiums and original issue discounts on fixed-income securities are amortized daily over the expected life of the security.

Dividends and distributions to shareholders - Dividends and distributions paid to shareholders are recorded on the ex-dividend date.

Non-U.S. currency translation - Assets and liabilities, including investment securities, denominated in non-U.S. currencies are translated into U.S. dollars at the exchange rates in effect on the valuation date. Purchases and sales of investment securities and income and expenses are translated into U.S. dollars at the exchange rates on the dates of such transactions. In the accompanying financial statements, the effects of changes in non-U.S. exchange rates on investment securities are included with the net realized gain or loss and net unrealized appreciation or depreciation on investments. The realized gain or loss and unrealized appreciation or depreciation resulting from all other transactions denominated in non-U.S. currencies are disclosed separately.

Mortgage dollar rolls - Bond Portfolio may enter into mortgage dollar roll transactions in which the fund sells a mortgage-backed security to a counterparty and simultaneously enters into an agreement with the same counterparty to buy back a similar security on a specific future date at a predetermined price. Each mortgage dollar roll is treated as a financing transaction; therefore, any gain or loss is considered unrealized until the roll reaches completion. Risks may arise due to the delayed payment date and the potential inability of counterparties to complete the transaction. Income is generated as consideration for entering into these transactions and is included in interest income on the accompanying financial statements.

2.	Non-U.S. investments

Investment risk - The risks of investing in securities of non-U.S. issuers may include, but are not limited to, investment and repatriation restrictions; revaluation of currencies; adverse political, social and economic developments; government involvement in the private sector; limited and less reliable investor information; lack of liquidity; certain local tax law considerations; and limited regulation of the securities markets.

Taxation - Dividend and interest income is recorded net of non-U.S. taxes paid.

3. Federal income taxation and distributions

The funds comply with the requirements under Subchapter M of the Internal Revenue Code applicable to mutual funds and intend to distribute substantially all of their net taxable income and net capital gains each year. The funds are not subject to income taxes to the extent such distributions are made. Therefore, no federal income tax provision is required.

Distributions - Distributions paid to shareholders are based on net investment income and net realized gains determined on a tax basis, which may differ from net investment income and net realized gains for financial reporting purposes. These differences are due primarily to differing treatment for items such as short-term capital gains and losses; unrealized appreciation of certain investments in non-U.S. securities; net capital losses; and amortization of premiums. The fiscal year in which amounts are distributed may differ from the year in which the net investment income and net realized gains are recorded by the funds for financial reporting purposes.

During the year ended July 31, 2006, Growth and Income Portfolio reclassified $1,948 from undistributed net investment income to undistributed net realized gain and Bond Portfolio reclassified $421,163 from accumulated net realized loss to distributions in excess of net investment income to align financial reporting with tax reporting.

As of July 31, 2006, the components of distributable earnings, unrealized appreciation (depreciation) and cost of investments on a tax basis were as follows:

	Growth and Income Portfolio	Bond Portfolio
Undistributed ordinary income	$939,438		$450,671
Undistributed long-term capital gain	3,089,247		-
Capital loss carryforwards*:
Expiring 2011	-	$(197,714)
Expiring 2014	-	(345,751)	(543,465)
Post October capital loss deferrals (realized during the period November 1, 2005, through July 31, 2006)†	-		(145,536)
Gross unrealized appreciation on investment securities	15,570,574		39,098
Gross unrealized depreciation on investment securities	(3,119,195)		(1,961,028)
Net unrealized appreciation (depreciation) on investment securities	12,451,379		(1,921,930)
Cost of investment securities	91,340,555		62,234,157

*The capital loss carryforwards will be used to offset any capital gains realized by the fund in future years through the expiration dates. The fund will not make distributions from capital gains while capital loss carryforwards remain.

†These deferrals are considered incurred in the subsequent year.

For the year ended July 31, 2006, Growth and Income Portfolio made distributions from realized short-term capital gains in the amount of $514,877 and from realized long-term capital gains in the amount of $2,896,183.

4. Fees and transactions with related parties

Capital Research and Management Company ("CRMC"), the funds’ investment adviser, is the parent company of American Funds Service Company SM ("AFS"), the funds’ transfer agent.

Investment advisory services - The Investment Advisory and Service Agreement with CRMC provides for monthly fees accrued daily. These fees are based on an annual rate of 0.50% on the first $150 million of each fund’s daily net assets and 0.40% on such assets in excess of $150 million.

The Investment Advisory and Service Agreement provides for a fee reduction to the extent that annual operating expenses exceed 0.75% of the average daily net assets of each fund. Expenses related to interest, taxes, brokerage commissions, transaction costs and extraordinary items are not subject to these limitations. For the year ended July 31, 2006, no such fee reductions were required, but CRMC is voluntarily waiving 10% of investment advisory services fees. During the year ended July 31, 2006, total investment advisory services fees waived by CRMC were $51,077 and $29,658 for Growth and Income Portfolio and Bond Portfolio, respectively. As a result, the fees shown on the accompanying financial statements of $510,774 and $296,578, for Growth and Income Portfolio and Bond Portfolio, respectively, were both reduced to an annualized rate of 0.450% of average daily net assets.

Transfer agent services - The funds have a transfer agent agreement with AFS. Under this agreement, the funds compensate AFS for transfer agent services including shareholder recordkeeping and communications.

Affiliated officers and trustees - Officers and certain trustees of the trust are or may be considered to be affiliated with CRMC and AFS. No affiliated officers or trustees received any compensation directly from the funds.

5. Capital share transactions

Capital share transactions in the funds were as follows:

	Sales		Reinvestments of dividends and distributions		Repurchases		Net (decrease) increase
	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares
Year ended July 31, 2006
Growth and Income Portfolio	$13,316,629	901,807	$4,649,782	317,885	$(19,680,542)	(1,336,012)	$(1,714,131)	(116,320)
Bond Portfolio	6,094,902	377,010	2,805,680	174,045	(11,153,072)	(680,419)	(2,252,490)	(129,364)

Year ended July 31, 2005
Growth and Income Portfolio	$12,669,940	869,849	$3,499,712	240,757	$(5,534,236)	(383,646)	$10,635,416	726,960
Bond Portfolio	7,665,322	455,477	2,628,385	157,099	(4,333,608)	(259,090)	5,960,099	353,486

6. Investment transactions

Growth and Income Portfolio and Bond Portfolio made purchases of investment securities of $22,117,906 and $35,245,824 and sales of investment securities of $30,693,346 and $37,522,801, respectively, during the year ended July 31, 2006. Short-term securities were excluded.

Financial highlights

Growth and Income Portfolio

		Income (loss) from investment operations(1)				Dividends and distributions

	Net asset value, beginning of year	Net investment income	Net gains (losses) on securities (both realized and unrealized	)	Total from investment operations	Dividends (from net investment income )	Distributions (from capital gains )	Total dividends and distributions	Net asset value, end of year	Total return	Net assets, end of year(in millions	)	Ratio of expenses to average net assets before waivers	Ratio of expenses to average net assets after waivers	(2)	Ratio of net income to average net assets

Year ended 7/31/2006	$14.95	$.23	$.44		$.67	$(.23)	$(.53)	$(.76)	$14.86	4.61%	$104.71%			.66%		1.56%
Year ended 7/31/2005	14.10	.24	1.20		1.44	(.21)	(.38)	(.59)	14.95	10.33	106.69			.66		1.60
Year ended 7/31/2004	12.57	.20	1.53		1.73	(.20)	-	(.20)	14.10	13.81	90.64			.64		1.43
Year ended 7/31/2003	11.61	.22	.94		1.16	(.20)	-	(.20)	12.57	10.18	76.68			.68		1.88
Year ended 7/31/2002	13.11	.23	(1.33)		(1.10)	(.24)	(.16)	(.40)	11.61	(8.60)	63.66			.66		1.81

Bond Portfolio

		Income from investment operations(1)			Dividends and distributions

	Net asset value, beginning of year	Net investment income	Net (losses) gains on securities (both realized and unrealized )	Total from investment operations	Dividends (from net investment income )	Distributions (from capital gains	)	Total dividends and distributions	Net asset value, end of year	Total return	Net assets, end of year(in millions	)	Ratio of expenses to average net assets before waivers	Ratio of expenses to average net assets after waivers	(2)	Ratio of net income to average net assets

Year ended 7/31/2006	$16.62	$.81	$(.50)	$.31	$(.94)	$-		$(.94)	$15.99	1.94%	$60.79%			.74%		5.00%
Year ended 7/31/2005	16.72	.78	.05	.83	(.93)	-		(.93)	16.62	5.07	65.74			.71		4.61
Year ended 7/31/2004	16.57	.83	.22	1.05	(.90)	-		(.90)	16.72	6.37	59.70			.70		4.93
Year ended 7/31/2003	15.93	.89	.77	1.66	(1.02)	-		(1.02)	16.57	10.64	59.71			.71		5.38
Year ended 7/31/2002	16.56	.99	(.53)	.46	(1.09)	-		(1.09)	15.93	2.82	50.70			.70		6.07

	Year ended July 31
Portfolio turnover rate	2006	2005	2004	2003	2002
Growth and Income Portfolio	25%	31%	32%	29%	50%
Bond Portfolio	62%	51%	36%	25%	70%

(1) Based on average shares outstanding.
(2) The ratios in this column reflect the impact, if any, of certain waivers from CRMC. During some of the periods shown, CRMC reduced fees for investment advisory services.

See Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of Endowments:

We have audited the accompanying statements of assets and liabilities of Endowments (the “trust”), comprising the Growth and Income and Bond Portfolios, including the summary investment portfolios, as of July 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the trust’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of July 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting Endowments as of July 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Costa Mesa, California
September 14, 2006

Tax information          unaudited

We are required to advise you within 60 days of the funds’ fiscal year-end regarding the federal tax status of certain distributions received by shareholders during such fiscal year. The funds hereby designate the following amounts for the funds’ fiscal year ended July 31, 2006:

	Growth and Income Portfolio		Bond Portfolio

Long-term capital gains	$2,896,000	$
Qualified dividend income	1,880,000		80,000
U.S. government income that may be exempt from state taxation	48,000		413,000

Additional tax information will be mailed in early 2007 to applicable shareholders. Shareholders should consult their tax advisers.

Expense example           unaudited

As a shareholder of the funds, you incur certain ongoing costs, including management fees and other expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the funds so you can compare these costs with the ongoing costs of investing in other mutual funds. The examples below are based on an investment of $1,000 invested at the beginning of the period and held for the entire period (February 1, 2006, through July 31, 2006).

Actual expenses:

The first line for each fund in the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses paid during period" to estimate the expenses you paid on your account during this period. Shareholders may be subject to fees charged by financial intermediaries. You can estimate the impact of these fees by adding the amount of the fees to the total estimated expenses you paid on your account during the period as calculated above. In addition, your ending account value would also be lower by the amount of these fees.

Hypothetical example for comparison purposes:

The second line for each fund in the table below provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio for the fund and an assumed rate of return of 5% per year before expenses, which is not the actual return of the fund. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Shareholders may be subject to fees charged by financial intermediaries. You can estimate the impact of these fees by adding the amount of the fees to the total estimated expenses you paid on your account during the period as calculated above. In addition, your ending account value would also be lower by the amount of these fees.

	Beginning Account Value 2/1/2006	Ending Account Value 7/31/2006	Expenses Paid During Period(*)	Annualized Expense Ratio

Growth and Income Portfolio -- actual return	$1,000.00	$1,014.37	$3.20	.64%
Growth and Income Portfolio -- assumed 5% return	1,000.00	1,021.62	3.21	.64
Bond Portfolio -- actual return	1,000.00	1,010.78	3.59	.72
Bond Portfolio -- assumed 5% return	1,000.00	1,021.22	3.61	.72

(*) Expenses are equal to the annualized expense ratio, multiplied by the average account value over the period, multiplied by the number of days in the period (181), and divided by 365 (to reflect the one-half year period).

Approval of Investment Advisory and Service Agreements

The board of trustees of the Endowments Trust (the “trust”) has approved the Investment Advisory and Service Agreements (the “agreements”) with respect to the trust’s Growth and Income Portfolio and Bond Portfolio (each a “fund”) with Capital Research and Management Company (“CRMC”) for an additional one-year term through July 27, 2007. The board approved the agreements following the recommendation of the trust’s Contracts Committee (the “committee”), which is composed of all of the trust’s independent trustees. The information, material factors and conclusions that formed the basis for the committee’s recommendation and the board’s subsequent approval are described below.

1. Information reviewed

Materials reviewed — During the course of each year, the trustees review a wide variety of materials relating to the services provided by CRMC, including reports on each of the fund’s investment results, portfolio composition, portfolio trading practices, shareholder services and other information relating to the nature, extent and quality of services provided by CRMC to the funds. In addition, the committee requests and reviews supplementary information that includes extensive materials regarding each fund’s investment results, advisory fee and expense comparisons, financial and profitability information regarding CRMC, descriptions of various functions such as compliance monitoring and information about the personnel providing investment management and administrative services to the funds.

Review process — The committee received assistance and advice regarding legal and industry standards from independent counsel to the independent trustees. The committee discussed the approval of the agreements with CRMC representatives and in a private session with independent counsel at which no representatives of CRMC were present. In deciding to recommend the approval of the agreements, the committee did not identify any single issue or particular piece of information that, in isolation, was the controlling factor. This summary describes the most important, but not all, of the factors considered by the board and the committee.

2. Nature, extent and quality of services

CRMC, its personnel and its resources — The board and the committee considered the depth and quality of CRMC’s investment management process, including its global research capabilities; the experience, capability and integrity of its senior management and other personnel; the low turnover rates of its key personnel; the overall financial strength and stability of its organization; and the ability of its organizational structure to address the recent growth in assets under management. The board and the committee also considered that CRMC made available to its investment professionals a variety of resources and systems relating to investment management, compliance, trading, investment results and portfolio accounting. They considered CRMC’s commitment to investing in information technology supporting investment management and compliance. They further considered CRMC’s continuing need to attract and retain qualified personnel and to maintain and enhance its resources and systems.

Other services — The board and the committee considered CRMC’s policies, procedures and systems designed to comply with applicable laws and regulations and its commitment to compliance; its efforts to keep the trustees informed; and its attention to matters that may involve potential conflicts of interest with the funds. The board and the committee also considered the nature, extent, quality and cost of administrative, distribution and shareholder services provided by CRMC to the funds under the agreements and other agreements, including the information technology, legal, and fund accounting and treasury functions.

3. Investment results

The board and the committee considered the investment results of each fund in light of its objective. They also considered information regarding indexes and funds comparable to each fund that were used to evaluate relative investment results.

Growth and Income Portfolio seeks to provide long-term growth of principal, with income and preservation of capital as secondary objectives, primarily through investments in common stocks. The board and the committee reviewed the fund’s absolute investment results measured against (i) the Lipper Growth & Income Funds Index (the Lipper category that includes the fund), (ii) a group of other growth and income funds with asset levels comparable to the fund and (iii) the Standard & Poor’s 500 Composite Index. The board and the committee examined investment results for the five- and 10-year periods ending March 31, 2006, and the one-year period ending December 31, 2005, and noted that the fund’s investment results exceeded both indexes and the median of comparable growth and income funds over each of the five- and 10-year periods, though were lower than both indexes and the median of comparable growth and income for the one-year period.

Bond Portfolio seeks to provide as high a level of current income as is consistent with the preservation of capital through investments in fixed-income securities. The board and the committee reviewed the fund’s absolute investment results measured against (i) the Lipper A-Rated Bond Funds Index (the Lipper category that includes the fund), (ii) the Lehman Brothers Aggregate Bond Index, (iii) the Vanguard Total Bond Market Index Fund (an index fund) and (iv) the Citigroup Broad Investment-Grade Index. The board and the committee examined investment results for the five- and 10-year periods ending March 31, 2006, and the one-year period ending December 31, 2005, and noted that the fund’s investment results exceeded the above indexes over the five- and 10-year periods, and slightly lagged in the one-year period. The board and the committee further noted that the fund’s 12-month yield exceeded that of all other funds in the Lipper A-Rated Bond Funds Index.

4. Advisory fees and total expenses

The board and the committee compared the advisory fees and total expenses of the funds (each as a percentage of average net assets) with the median fee and expense levels of all other funds in the applicable Lipper indexes and comparison funds as of July 31, 2005.

The board and the committee observed that the funds’ advisory fees and total expenses (each as a percentage of average net assets) were below the median in their respective Lipper categories. The board and the committee considered the extent to which advisory fees are reduced through breakpoint discounts in the funds’ advisory fee structure and also noted the 5% advisory fee waiver that CRMC put into effect September 1, 2004, which was increased to 10% on April 1, 2005.

The board and the committee also reviewed information and materials regarding the advisory fees paid by institutional clients of an affiliate of CRMC with similar investment mandates. They noted that, although the fees paid by those clients generally were lower than those paid by the American Funds, these differences reflected the significant investment, operational and regulatory differences between advising mutual funds and institutional clients.

5. Adviser financial information

The board and the committee reviewed information regarding CRMC’s costs of providing services to the American Funds, as well as the resulting level of profits to CRMC, comparing those to the reported results of several large, publicly held investment management companies. The board and the committee noted that its members had also received information during the past year regarding the structure and manner in which CRMC’s investment professionals were compensated and CRMC’s view of the relationship of such compensation to the attraction and retention of quality personnel. The board and the committee considered CRMC’s willingness to invest in technology, infrastructure and staff to reinforce and offer new services and to accommodate changing regulatory requirements.

6. Ancillary benefits

The board and the committee considered a variety of other benefits received by CRMC and its affiliates as a result of CRMC’s relationship with each fund and the other American Funds, including fees paid to CRMC’s affiliated transfer agent. The board and the committee reviewed CRMC’s portfolio trading practices, noting that, while CRMC may receive the benefit of research provided by broker-dealers executing portfolio transactions on behalf of the funds, it does not obtain third-party research or other services in return for allocating brokerage to such broker-dealers.

7. Conclusions

Based on their review, including their consideration of each of the factors referred to above, the board and the committee concluded, with respect to each fund, that the agreements are fair and reasonable to the funds and their shareholders, and that the funds’ shareholders received reasonable value in return for the advisory fees and other amounts paid to CRMC by the funds. The board and the committee concluded that the nature, extent and quality of services provided by CRMC, including its investment record, the funds’ cost structure and low level of fees, benefit and are in the best interests of the funds and their shareholders. The board and the committee concluded that each of the factors discussed above supported such approval.

Board of trustees

“Non-interested” trustees

	Year first
	elected
Name, age and	a trustee
telephone number	of the trust[1]	Principal occupation(s) during past five years

Ronald P. Badie, 63	2006	Retired; former Vice Chairman of the Board,
818/790-1133		Deutsche Bank Alex. Brown

Robert J. Denison, 65	2003	Chair, First Security Management (private
505/988-5415		investments)

John E. Kobara, 51	2006	President and CEO, Big Brothers, Big Sisters of
213/481-3611		Greater Los Angeles and Inland Empire; Senior Vice President, Sylvan Learning Systems; President and CEO, OnlineLearning.net

Steven D. Lavine, Ph.D., 59	1994	President, California Institute of the Arts
661/255-1050

Patricia A. McBride, 63	1988	Chief Financial Officer, Cosmetic and Maxillofacial
Chairman of the Board		Surgery Center, Medical City Dallas Hospital
(Independent and Non-Executive)
214/368-0268

Gail L. Neale, 71	1998	President, The Lovejoy Consulting Group, Inc.
802/658-5673		(a pro bono consulting group advising nonprofit organizations)

Robert C. Ziebarth, 70	1993	Management consultant, Ziebarth Company
208/725-0535		(management and financial consulting)

“Non-interested” trustees

	Number of
	portfolios
	in fund
	complex[2]
Name, age and	overseen by
telephone number	trustee	Other directorships[3] held by trustee

Ronald P. Badie, 63	2	Amphenol Corp.; Merisel Inc.; Nautilus Inc.
818/790-1133

Robert J. Denison, 65	6	None
505/988-5415

John E. Kobara, 51	2	None
213/481-3611

Steven D. Lavine, Ph.D., 59	2	None
661/255-1050

Patricia A. McBride, 63	2	None
Chairman of the Board
(Independent and Non-Executive)
214/368-0268

Gail L. Neale, 71	6	None
802/658-5673

Robert C. Ziebarth, 70	2	None
208/725-0535

Joseph M. Lumarda resigned from the trust in May 2006. The trustees thank Mr. Lumarda for his service and dedication to the trust. Ronald P. Badie and John E. Kobara were nominated by the trustees and elected by shareholders on September 12, 2006. We welcome them to the board.

“Interested” trustees[4]

	Year first
	elected a
Name, age,	trustee or	Principal occupation(s) during past five years
position with trust	officer of	and positions held with affiliated entities or
and telephone number	the trust[1]	the principal underwriter of the trust

Robert G. O’Donnell, 62	1995	Senior Vice President and Director, Capital
Vice Chairman of the Board		Research and Management Company
415/393-7120

Thomas E. Terry, 68	1969	Private investor; Consultant; former Vice President
608/256-9910		and Secretary, Capital Research and Management Company (retired 1994)

“Interested” trustees[4]

	Number of
	portfolios
	in fund
Name, age,	complex[2]
position with trust	overseen by
and telephone number	trustee	Other directorships[3] held by trustee

Robert G. O’Donnell, 62	3	None
Vice Chairman of the Board
415/393-7120

Thomas E. Terry, 68	2	None
608/256-9910

Trustee emeritus

Robert B. Egelston, 75		Former Chairman of the Board, The Capital Group Companies, Inc.[5]

The statement of additional information includes additional information about trustees and is available without charge upon request by calling American Funds Service Company at 800/421-0180. The address for all trustees and officers of the trust is 333 South Hope Street, Los Angeles, CA 90071, Attention: Fund Secretary.

Please see page 24 for footnotes.

Other officers[6]

	Year first	Principal occupation(s) during past
	elected	five years and positions held with
Name, age and	an officer	affiliated entities or the principal
position with trust	of the trust[1]	underwriter of the trust

John H. Smet,* 50	1996	Senior Vice President, Capital Research
President		and Management Company; Director,
		American Funds Distributors, Inc.[5]

Abner D. Goldstine, 76	1995	Senior Vice President and Director,
Senior Vice President		Capital Researchand Management Company

Gregory D. Johnson, 43	2000	Senior Vice President, Capital Research
Vice President		Company[5]

Krista M. Johnson, 41	2000	Assistant Vice President — Fund
Vice President		Business Management Group, Capital Research and Management Company

Patrick F. Quan, 48	1986	Vice President — Fund Business
Vice President and Secretary		Management Group, Capital Research and Management Company

Susi M. Silverman, 36	1998	Vice President — Fund Business
Treasurer		Management Group, Capital Research and Management Company

Ari M. Vinocor, 31	2005	Vice President — Fund Business
Assistant Treasurer		Management Group, Capital Research and Management Company

*On September 14, 2006, John H. Smet was elected president of the trust, succeeding Claudia P. Huntington. The trustees thank Ms. Huntington for her many contributions to the trust.

1 Trustees and officers of the trust serve until their resignation, removal or retirement.
2 Capital Research and Management Company manages the American Funds, consisting of 29 funds. Capital Research and Management Company also manages American Funds Insurance Series,® which serves as the underlying investment vehicle for certain variable insurance contracts, and Endowments, whose shareholders are limited to certain nonprofit organizations.
3 This includes all directorships (other than those in the American Funds) that are held by each trustee as a director of a public company or a registered investment company.
4 “Interested persons” within the meaning of the 1940 Act, on the basis of their affiliation with the funds’ investment adviser, Capital Research and Management Company, or affiliated entities.
5 Company affiliated with Capital Research and Management Company.
6 All of the officers listed, except Krista M. Johnson, are officers and/or directors/trustees of one or more of the other funds for which Capital Research and Management Company serves as investment adviser.

Office of the trust
One Market
Steuart Tower, Suite 1800
Mailing Address: P.O. Box 7650
San Francisco, CA 94120-7650

Investment adviser
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1406

Transfer agent for shareholder accounts
American Funds Service Company
Institutional Investment Services/HOST
P.O. Box 25065
Santa Ana, CA 92799-5965

Custodian of assets
JPMorgan Chase Bank
270 Park Avenue
New York, NY 10017-2070

Independent registered public accounting firm
Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626-7188

Counsel
Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, CA 90071-2228

For more information about any of the American Funds, please ask your investment professional for a prospectus.

“American Funds Proxy Voting Guidelines” — which describes how we vote proxies relating to portfolio securities — is available free of charge on the U.S. Securities and Exchange Commission (SEC) website at sec.gov, on the American Funds website at americanfunds.com or upon request by calling American Funds Service Company (AFS) at 800/421-0180. The fund files its proxy voting record with the SEC for the 12 months ended June 30 by August 31. The report also is available on the Endowments website at americanfunds.com/endowments and on the SEC website.

A complete July 31, 2006, portfolio of Endowments’ investments is available free of charge by calling AFS or visiting the SEC website (where it is part of Form N-CSR).

Endowments files a complete list of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. This filing is available free of charge on the SEC website. You may also review or, for a fee, copy this filing at the SEC’s Public Reference Room in Washington, D.C. (800/SEC-0330). Additionally, the list of portfolio holdings also is available by calling AFS.

This report is for the information of shareholders of Endowments, but it may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details about charges, expenses, investment objectives and operating policies of the funds.

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The Capital Group Companies

Capital International                       Capital Guardian                       Capital Research and Management                   Capital Bank and Trust                  American Funds

Lit. No. MFGEAR-985-0906P

Litho in USA REG/PL/6375-S7233

© 2006 Endowments

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